

August 22, 2012

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re:** **Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 3, 2012**
> **Response filed April 27, 2012**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed the above listed filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Capital and Loan Loss Reserve Positions, page 6

1. We note your disclosure of estimated Tier 1 Common ratio under Basel III at the end of the second quarter of 2012 here as well as on page 40. Additionally, we note your disclosure on page 43 of your estimated Tier 1 Common ratio as of June 30, 2012, assuming application of the final Basel II.5 rules. These measures appear to represent non-GAAP measures as they are not yet a required disclosure by a government, governmental authority or self-regulatory agency. Therefore, please expand your disclosures in future filings to show the calculation of the metrics, similar to the

disclosures on page 40 where you show the calculation of the metrics under current regulatory requirements.

Segment and Business – Income (Loss) and Revenues, page 11

Citi Holdings – Brokerage and Asset Management, page 29

MSSB JV, page 29

2. We note your response to prior comment 7 from our letter dated April 9, 2012, as well as your updated disclosure regarding new developments in the second quarter related to the MSSB JV Agreement deal with Morgan Stanley. Due to the fact that you could potentially record a significant non-cash charge in the third quarter of 2012 related to this disposition, which would be based in part on your internal valuation of the fair value of that portion of your investment, please provide us with a copy of your valuation report used in determining the fair value of your interest in the MSSB JV for purposes of this transaction.

Corporate/Other, page 34

3. We note your disclosure on page 34 that your net loss in the *Corporate/Other* segment for 2Q11 and 2Q12 was $63 million and $437 million, respectively. However, we also note your statement that the net loss of $437 million "declined by $374 million year-over-year" implying that the net loss decreased when in fact it grew to a larger deficit. Similar disclosure is included in the year to date comparison on the same page. In the future, please ensure that your disclosure accurately depicts the changes between each period discussed.

Liquidity Management and Measures, page 49

Liquidity Measures, page 49

4. We note your disclosure that you believe you are in compliance with the proposed Basel III Liquidity Coverage Ratio (LCR) with an estimated LCR of approximately 117% as of June 30, 2012, compared with approximately 126% at March 31, 2012. Given that this metric is not yet required by a government, governmental authority or self-regulatory organization, it would appear to be a non-GAAP financial measure for purposes of Item 10 of Regulation S-K. Thus, please revise future filings to label the measure as non-GAAP and provide further clarifying disclosures regarding the use of the metric, including more discussion on how it is calculated.

Managing Global Risk, page 52

Credit Risk – North America Consumer Mortgage Lending, page 59

North America Residential First Mortgages – State Delinquency Trends, page 61

5. We note your table showing significantly improved loan-to-value (LTV) percentages
    between March 31, 2012 and June 30, 2012 for certain states and state groupings,
    including California, Florida, Arizona/Nevada and Other. Please tell us and expand your
    disclosure as appropriate to discuss the primary drivers of the significant improvements
    in LTVs over such a short period (for example, 20% fewer loans with LTVs greater than
    100% in California from one quarter to the next).   To the extent that loans are
    concentrated in certain geographic regions within the state(s), please state that fact.   To
    the extent that modifications that include principal forgiveness are a key driver, please
    state that fact and reconcile the information with the disclosures on page 143.

North America Consumer Mortgage Quarterly Credit Trends – Delinquencies and Net Credit
Losses – Home Equity Loans, page 62

6. We note your disclosure that approximately $23.5 billion of home equity lines of credit
    are still within their revolving period and have not commenced amortization, and that this
    amount has decreased from $27.0 billion as of December 31, 2010. We also note your
    response to our prior comment 7 in your letter dated June 29, 2011 that a comparison of
    default and delinquency trends for amortizing versus non-amortizing home equity lines of
    credit was not meaningful at that time given the levels of loans that had converted to
    amortizing as of March 31, 2011. However, given the time that has passed, and the fact
    that more loans have now converted to amortizing, please tell us and expand your
    disclosures as appropriate to tell us whether there are different trends for the loans that
    have converted to amortizing versus those that are still in the revolving stage.

Representation and Warranty Claims – by Claimant, page 70

7. We note your disclosure on page 69 that you refined certain of your assumptions in
    estimating the repurchase reserve. Specifically, you now use the historical correlation
    between underlying loan characteristics (e.g. delinquencies, LTV, loan channel, etc.) and
    the likelihood of receiving a claim based on those characteristics in developing your
    claim estimate. Prior to this change, you used loan documentation requests and
    repurchase claims as a percentage of loan documentation requests in order to estimate
    future claims. Your disclosure also states that the refinement did not have a material
    impact on the repurchase reserve balance at June 30, 2012. Please tell us how you
    believe this new approach captures the changes in GSE behavior regarding the levels of
    mortgage repurchase requests, as noted by many other financial institutions, and as
    evidenced by the higher levels of GSE mortgage repurchase claims you experienced
    during the first and second quarters of 2012. In this regard, it appears you are now
    experiencing some of the highest levels of GSE repurchase requests you have ever

experienced, despite the fact that you disclose on page 68 that the repurchase requests are primarily related to loans originated from 2006 to 2008. We also note that in June 2012, the FHFA indicated they would provide a framework to assist banks in developing a higher degree of certainty and clarity around repurchase exposure and liability, as well as consistency around repurchase timelines, incentives and remedies. Please tell us how this was taken into consideration in making the policy change and tell us whether you have received any guidance at this point. Finally, in light of your change in methodology where you use historical correlation based on underlying loan characteristics, tell us why you still believe that the activity in, and change in, estimate for the repurchase reserve will remain volatile, and that you cannot estimate a range of reasonably possible loss related to this exposure.

Market Risk, page 78

Value at Risk for Trading Portfolios, page 79

8. We note your discussion of your value at risk (VAR) methodology which is estimated using a Monte Carlo simulation. Please respond to the following and expand your disclosure in future filings as appropriate:

- Tell us the number of different VAR models that are used to determine your total trading VAR, and discuss the drivers regarding the need to use multiple different models.

- Tell us how all of the different VAR models used are aggregated to arrive at your total trading VAR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

- We note your disclosure indicates that the conservative features of the VAR calibration contribute approximately 15% add-on to what would be a VAR estimated under the assumption of stable and perfectly normally distributed markets, but that this add-on was 20% as of December 31, 2011 and March 31, 2012. Please discuss the drivers of the change in this estimated add-on and whether you expect it to change over time.

- We note your disclosure in footnote 4 that the credit portfolio is composed of the asset side of the CVA derivative exposures, all CVA hedges, and hedges to the loan portfolio, fair value option loans and tail hedges that are not explicitly hedging the trading book.   Please tell us whether there are other hedges of other assets that are not explicitly included in this category, or specific securities portfolio that are held for investment rather than trading and give examples and quantification of amounts excluded to the extent possible.

- Discuss the type of risks excluded from your VAR calculation and the reasons why such risks are excluded.

- Tell us whether the VAR models used for regulatory capital purposes are the same as the VAR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.
- To the extent that all or some of your VAR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VAR model changes.
- Given that your VAR models evolve over time, tell us how you consider when disclosure is required under Item 305(a)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Country Risk, page 89

Overview, page 89

9. We note your response to prior comment 5 from our letter dated April 9, 2012, related to the last bullet point in that comment regarding indirect risk exposure. We believe indirect risk exposure is interpreted, defined and managed differently among companies and therefore believe additional clarifying disclosure outlining identified indirect exposures, along with quantification to the extent possible, increases transparency to investors. Examples of indirect risk exposures could include exposure to other entities that are highly exposed to the affected areas and counterparties, indirect effects resulting from the impact on Western European banking sectors, slowdown in global economic activity and wider economic contraction in the corporate sector, potential for redenomination and devaluation risk (which you have now separately discussed in detail beginning in your June 30, 2012 Form 10-Q), and related effects to payment and clearing systems or global exchanges. Therefore, please expand your disclosure to describe how you consider these factors, identify the related risks and manage them as part of your overall risk management process.

Redenomination and Devaluation Risk, page 95

10. We note your disclosure that you have purchased credit protection primarily from investment grade, global financial institutions predominantly outside of the GIIPS, and that to the extent that purchased credit protection is available in a redenomination/ devaluation event, any redenomination/devaluation exposure could be reduced. Please tell us and expand your disclosure as appropriate to address whether you have reviewed these contracts to determine whether this event is covered. If so, please provide updated disclosure indicating the extent to which your purchased credit protection contracts provide coverage in this event and how the particular provisions operate.

Notes to Consolidated Financial Statements

Note 14 – Goodwill and Intangible Assets, page 152

11. We note that as of January 1, 2012, you reorganized your reporting units and reassigned goodwill using a relative fair value approach. We also note your response to prior comment 3 from your letter dated March 3, 2009 that you use a risk capital approach as the basis for allocating your total book value to each of your reporting units. Your response indicated that risk capital is the amount of capital required to absorb potential unexpected economic losses resulting from extremely severe events over a one-year time period, and also indicated that you allocate every dollar of Citigroup book value to the reporting units as part of the goodwill impairment test and that no net assets are held at the corporate level. Please respond to the following:
    - Tell us whether you have made any changes in how you determine the carrying value of your reporting units for purposes of your goodwill impairment testing.
    - To the extent the total capital allocated to your reporting units is more or less than the total shareholders' equity of the company, please explain how you account for any difference and quantify such amount. In this regard, clarify whether the carrying value assigned to your reporting units is always equal to the risk capital determined for each reporting unit, or whether any excess or deficit of total shareholders' equity of the Company over the total calculated risk capital amounts for each of the reporting units is allocated to the reporting units during certain periods, and if so, how.
    - Expand your disclosure in future filings to discuss how the carrying values of your reporting units are determined.   Additionally, to the extent that you do not determine the individual assets and liabilities of your reporting units for purposes of determining the carrying value of the reporting unit, please expand your discussion of how you perform Step 2 of the goodwill impairment test under your methodology when you are required to do so.

Note 16 – Changes in Accumulated Other Comprehensive Income (Loss), page 156

12. We note that ASC 220-10-45-12 requires that the amount of income tax expense or benefit allocated to each component of other comprehensive be shown either on the face of the statement that those items are displayed on in the notes to the financial statements. We also note that in certain places, such as pages 181-182, you have disclosed parts of certain of the components in order to calculate the tax effect, but you do not appear to show the tax amount in total or for each of the components. Please revise future filings to include this disclosure, or advise where the disclosures have been provided.   To the extent that you believe the disclosures have been provided throughout the document, please revise to present the information in a more summarized way so the amounts can be more easily determined.

<u>Note 17 – Securitizations and Variable Interest Entities, page 158</u>

<u>Mortgage Securitizations – Citicorp, page 165</u>

13. We note your disclosure of the gains/(losses) recognized on the securitization of U.S. agency-sponsored mortgages for Citicorp on page 165 and for Citi Holdings on page 167. Tell us why the gains recognized upon securitization of U.S. agency-sponsored mortgages by Citicorp were so much lower than the gains recognized by Citi Holdings. In this regard, we note that Citicorp securitized $26.9 billion of U.S. agency-sponsored mortgages during the six months ended June 30, 2012 and recognized $5.9 million in gains, but Citi Holdings securitized $300 million of U.S. agency-sponsored mortgages during the same period, and recognized gains of $30.8 million.

<u>Mortgage Servicing Rights, page 168</u>

14. We note your disclosure that during the second quarter of 2012, the fair value of your mortgage servicing rights (MSRs) was affected by an increase in servicing costs resulting from a change in the mix of loans serviced. Please tell us the effect of this change, and clarify how the mix of loans you serviced changed during the second quarter of 2012.

<u>Note 19 – Fair Value Measurement, page 185</u>

15. We note your disclosure on page 186 that you apply market valuation adjustments, including adjustments to account for the size of the net open risk position, consistent with the market participant assumptions and in accordance with the unit of account. We also note your disclosure on page 113 that as a result of the adoption of ASU 2011-04 on January 1, 2012 you released reserves of $125 million related to valuation adjustments where the size of the Company's position was a characteristic. Please clarify your accounting policy and tell us whether you continue to record any adjustments to account for the size of the Company's position.

<u>Valuation Techniques and Inputs for Level 3 Fair Value Measurements, page 202</u>

16. We note your disclosure on page 203 of the range of high and low values of each significant unobservable input for level 3 assets and liabilities. In addition to the range disclosed, please consider revising your disclosure in future filings to provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average. For example, is the average weighted by the notional or principal amount or by another weighting measure?

17. In those situations where multiple valuation techniques are used in the valuation of certain classes of financial assets or liabilities, please consider quantifying the fair values determined under each model. For example, quantify how much of the $12.0 billion of

credit derivatives were valued using an internal model as opposed to a price-based approach.

18. We note that you use a price-based methodology for certain of your classes of financial assets and liabilities, including mortgage-backed securities, state and municipal, foreign government, corporate and other debt securities, asset-backed securities interest rate contracts, credit derivatives, loans, and shorter-term borrowings and long-term debt. We also note that in each of these cases, "price" is listed as at least one of the significant unobservable inputs. Please clarify how the price-based methodology works, and why the "price" is a significant unobservable input. Additionally, please tell us why, in nearly every case, $0.00 is the low end of the range input for the price assumption and the high is typically in the low to mid $100.00 range.

Sensitivity to Unobservable Inputs and Interrelationships between Unobservable Inputs, page 204

19. We note that your sensitivity of unobservable inputs is somewhat generic and not linked specifically to the level 3 instruments which contain these inputs, and that you do not discuss how the specific instruments could directionally be impacted by changes in the specific unobservable inputs. For example, your disclosure indicates that changes in correlation levels can have a major impact, favorable or unfavorable, on the value of the instrument. Please explain in more detail the factors that would drive a favorable or unfavorable impact, and the types of instruments that would most be affected by those factors. Similarly, we note that additional disclosures could be added to the volatility section to indicate the types of instruments (or factors that exist in the instruments) that would benefit from an increase in volatility versus a decrease in volatility. We note similar comments apply to each discussion of the sensitivity of the unobservable inputs. Please refer to the guidance in ASC 820-10-55-106 for an illustration of how the disclosure could be expanded to be linked more directly to your instruments, and expand your disclosures in future filings to address these points.

Items Measured at Fair Value on a Nonrecurring Basis, page 205

20. We note that you have classified impaired loans as level 2 in the fair value hierarchy, and have disclosed that the fair value is determined based on quoted prices for similar assets, adjusted for the attributes of the loan, or based on the fair value of the collateral, which is typically estimated based on the quoted market prices if available, appraisals or other internal valuation techniques. Please tell us in more detail how you determined that the techniques used for these impaired loans qualified as level 2 in the fair value hierarchy. For example, describe the types of impaired loans and the market information used in the analysis to support a level 2 classification.

21. Additionally, we note ASC 820-10-50-2(bbb) requires disclosure of the inputs used in the fair value measurement for both level 2 and level 3 nonrecurring fair value measurements, and we were unable to locate this information for any of your

nonrecurring fair value measurements. Please advise, or revise to provide this information in future filings.

Note 22 – Contingencies, page 219

Interchange Litigation, page 220

22. We note your disclosure regarding the terms of the class settlement contemplated by the MOU, including a rebate to merchants participating in the class settlement of 10 basis points on interchange collected for a period of eight months by Visa and MasterCard networks. Please tell us how you plan to account for this aspect of the contemplated settlement. Additionally, please tell us whether this represents the last aspect of the covered litigation such that the Visa escrow account will be terminated. If so, please tell us how this will affect any shares you continue to hold in Visa going forward.

Interbank Offered Rates—Related Litigation and Other Matters, page 220

23. We note your brief discussion of the ongoing LIBOR investigations and lawsuits on page 220. In the future, rather than solely referring to docket numbers, please revise your disclosure to provide more detail regarding each outstanding matter. Also, please confirm that you will provide more information regarding new developments as they relate to the company and its affiliates.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant